United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of June 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

INTER & CO, INC. Inter&Co Appoints James Allen to the Board of Directors INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general that the Board of Directors of the Company appointed Mr. James Drummond Allen ("Jim Allen”) to serve as interim Director, until the Company's next general meeting, when his appointment shall be submitted to shareholders approval. A seasoned financial professional who had a 30-year career with Morgan Stanley, Jim Allen has advised corporations, controlling shareholders and governments in strategic matters, including, mergers & acquisitions and equity and debt capital markets transactions. A former US Navy Lieutenant, Allen holds an undergraduate degree from Dartmouth College and an MBA in Finance from UCLA-Anderson. In his seven years of naval service, Jim Allen served in surface combatant units across the globe and was involved in developing and deploying some of the US Navy’s most advanced technologies. The Board has performed a thorough analysis and determined the independence of Jim Allen in accordance with the standards set forth on Rule 10A-3 under the Securities Exchange Act of 1934 of the United States of America, and as defined in Nasdaq’s Rule 5605(a)(2). As a result of the election of Jim Allen, the Board of Directors of Inter&Co now consists of ten members of which six are independent directors. The majority of independent directors reinforces Inter&Co's commitment to the best corporate governance practices. The updated members of the Board of Directors of the Company are the following: • Rubens Menin Teixeira de Souza (Chairman), • Maria Fernanda Nazareth Menin Teixeira de Souza Maia, • José Felipe Diniz, • Leonardo Guimarães Corrêa, • André Guilherme Cazzaniga Maciel (independent member), • Antonio Kandir (independent member • Cláudia Farkouh Prado (independent member), • Luiz Antônio Nogueira de França (independent member), • Todd Crawford Chapman (independent member), • James Allen (independent member). Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, June 3, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: June 3, 2024